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NEWS
                                            THOMAS & BETTS CORPORATION
                                            8155 T&B Boulevard
                                            Memphis, Tennessee 38125

                                            [LOGO]

                                Contact:
                                            Renee Johansen
                                            (901) 252-5962

FOR IMMEDIATE RELEASE

                THOMAS & BETTS CONFIRMS DELAY IN AFC CABLE MERGER

Memphis, Tenn., June 14, 1999 -- Thomas & Betts Corporation (NYSE:TNB) confirmed today that its pending merger with AFC Cable Systems, Inc. (NASDAQ:AFCX) will not be completed in the first half of 1999, as previously expected, and in light of recent developments Thomas & Betts is unable to predict when the transaction will be completed or whether it will be completed at all.

         Thomas & Betts and AFC Cable entered into a merger agreement in January 1999. The proxy materials for the transaction are still under review by the Securities and Exchange Commission (SEC). Thomas & Betts believes that the review process has taken longer than originally expected due to repeated delays over a period of months on the part of AFC Cable.

         In its review the SEC has questioned the availability of pooling-of-interests accounting treatment for the merger on the basis of amounts payable to AFC Cable's chairman and chief executive officer under his compensation arrangement with Thomas & Betts. Thomas & Betts continues to respond with significant additional information to the issue raised by the SEC. However, there can be no assurance that Thomas & Betts will be able to persuade the SEC of the appropriateness of the compensation arrangement or, absent the SEC's concurrence, that AFC Cable's board of directors will agree to changes in the compensation arrangement that would allow the merger to qualify as a pooling of interests. Thomas & Betts has advised the AFC Cable board that under terms of the merger agreement AFC Cable has an obligation to use reasonable efforts to comply with pooling-of-interests accounting requirements.

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         Thomas & Betts also indicated that it had been informed by AFC Cable of a third-party offer for AFC Cable that is subject to both the availability of financing and due diligence. Thomas & Betts has not been informed by the AFC Cable board of directors that the alternative offer represents a superior offer to that of Thomas & Betts.

         Under the terms of the merger agreement, either Thomas & Betts or AFC Cable may terminate the agreement if the merger is not completed by June 30, 1999. Given the time necessary to complete the SEC review process and to call meetings of the parties' shareholders, it is no longer possible to complete the merger by that date. Thomas & Betts has requested that AFC Cable agree to extend the termination date. To date AFC Cable has refused to accept an extension for a period of time sufficient to allow the transaction to be completed, and instead AFC Cable has indicated that it may attempt to terminate the agreement on or after the termination date.

         Thomas & Betts has advised AFC Cable that under the terms of the merger agreement the right to terminate is not available to it because AFC Cable has breached its obligation to act promptly to complete the SEC review process. Thomas & Betts will deem any attempt by AFC Cable to terminate the merger agreement to be legally ineffective, will continue to treat the merger agreement as a binding and enforceable document and will consider all legal remedies available to it, including commencement of litigation seeking specific performance in order to require AFC Cable to comply with its obligations to complete the merger.

         Thomas & Betts remains fully committed to completing the transaction with AFC Cable, which it believes will bring substantial benefits to the shareholders of both companies. Thomas & Betts continues to be pleased with AFC Cable's management and the company's financial performance.

         Thomas & Betts is a leading producer of connectors and components for worldwide electrical and electronic markets.

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